UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
    ☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2025
OR
     ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
L3Harris Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
L3Harris Technologies, Inc.
1025 West NASA Blvd.
Melbourne, Florida 32919

L3HARRIS RETIREMENT SAVINGS PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2025, and 2024
and for the Year Ended December 31, 2025

L3HARRIS RETIREMENT SAVINGS PLAN

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefits Committee of
the L3Harris Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the L3Harris Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2025, and reportable transactions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Weaver and Tidwell L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2019.
Bethesda, Maryland
June 29, 2026

L3HARRIS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2025, and 2024
(In thousands)

	December 31, 2025	December 31, 2024
ASSETS
Investments, at fair value	$16,594,424	$—
Synthetic guaranteed investment contracts, at contract value	1,236,816	—
Plan interest in Master Trust	—	16,171,216

Receivables:
Notes receivable from participants	147,102	145,570
Accrued interest & dividends	6,248	—
Due from broker for securities sold	271	—
Total receivables	153,621	145,570
Total assets	17,984,861	16,316,786
LIABILITIES
Accrued administrative expenses	3,202	3,352
Due to broker for securities purchased	226	—
Total liabilities	3,428	3,352
Net assets available for benefits	$17,981,433	$16,313,434

The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025
(In thousands)

Additions:
Contributions:
Employer (in-kind benefit)	$253,780
Participant (other than rollovers)	518,115
Participant rollovers	72,654
Total contributions	844,549
Investment income:
Dividends	86,752
Interest	20,356
Total investment income	107,108
Interest on notes receivable from participants	11,899
Net appreciation in fair value of investments	2,610,078
Total additions	3,573,634

Deductions:
Benefits paid to participants	1,901,911
Administrative expenses	3,724
Total deductions	1,905,635

Net change in plan assets available for benefits	1,667,999
Net assets available for benefits:
Beginning of year	16,313,434
End of year	$17,981,433
The accompanying notes are an integral part of these financial statements.

L3HARRIS RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2025, and 2024
NOTE 1 — DESCRIPTION OF PLAN
The following description of the L3Harris Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
A.General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of L3Harris Technologies, Inc. (“L3Harris”) and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the L3Harris Employee Benefits Committee comprised of persons appointed by L3Harris. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
    The Plan is currently maintained pursuant to a January 1, 2025, plan document that has been amended from time to time.
B.     Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. For any eligible employee who has completed one year of service with the Company, the Company matches up to 100% of pre-tax, regular after-tax and/or designated Roth after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a cash balance benefit under the Company’s defined benefit pension plans) of eligible compensation. Special matching rules apply to certain participants who are subject to a collective bargaining agreement. Company matching contributions generally are made to the Plan in the form of L3Harris stock, except matching contributions generally are made in cash for certain participants who are subject to a collective bargaining agreement. Participants who make no election with respect to their contribution percentage generally are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2025, no profit-sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may roll over amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).
C.    Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty or, effective January 1, 2025, domestic abuse. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to roll over his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.
D.    Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover accounts. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of up to 50% of the vested portion of the participant’s account or $50,000, whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Certain loans that transferred into the Plan via the acquisition of another plan’s assets may have a payback period exceeding ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.     Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
F.    Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit-sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit-sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is generally 100% vested after three years of service.
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit-sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit-sharing contributions, plus earnings thereon.
A participant also becomes 100% vested in Employer matching and any profit-sharing contributions, plus earnings thereon, upon attainment of age 55 while employed or upon his or her termination of employment on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.
In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit-sharing contributions, plus earnings thereon, and certain others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
G.    Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used, in the order determined by the Plan Administrator, to restore the accounts of recently located missing participants; to restore the accounts of participants whose benefits previously were forfeited and who are reemployed prior to incurring a break in service of five consecutive years; to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and to reduce future contributions to the Plan by the Company; and, if any forfeitures remain after use as previously specified, to pay Plan administrative expenses. Forfeited amounts included in Plan assets at December 31, 2025, and 2024 were $3,693,064 and $2,938,578, respectively. For the year ended December 31, 2025, Company contributions to the Plan were reduced by $4,648,148 from forfeited non-vested accounts.
H.     Plan Termination — Although it has not expressed any intent to do so, L3Harris has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
I.     Investment Options — Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the L3Harris Stock Fund) and/or a brokerage window account. The L3Harris Stock Fund is a unitized fund as of December 31, 2025, and 2024. As a unitized fund, the fund’s value is determined by its underlying assets consisting primarily of common shares of L3Harris stock, but also some short-term liquid investments. The fund’s unit price is computed by the Trustee daily. Shares of common stock held in the L3Harris Stock Fund as of December 31, 2025, and 2024, are valued at the last reported quoted market price of a share on the last trading day of the year. A participant may transfer amounts from other investment options into the

L3Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the L3Harris Stock Fund. A participant may invest no more than 20% of his or her newly made contributions to the Plan in the L3Harris Stock Fund, except that, a participant generally may elect to invest in the L3Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit. The L3Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that L3Harris is entitled to a deduction for dividends paid on shares held in the L3Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the L3Harris Stock Fund or paid from the Plan in cash to the participant.
The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Interest in Master Trust — Prior to April 2025, assets of the Plan were maintained in the L3Harris Retirement Savings Plan Master Trust (the “Master Trust”) administered by Northern Trust, as Trustee. The Plan participated in the Master Trust along with the Aviation Communications and Surveillance Systems 401(k) Plan. See Note 6 - Master Trust for further information regarding the Master Trust.
The interest in the Master Trust represented the Plan’s specific interest in the assets of the Master Trust. The assets consisted of units of funds that were maintained by Northern Trust. Contributions, benefit payments and certain administrative expenses were specifically identified and charged to the Plan.
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025, and 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the Plan.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are managed by Northern Trust, Trustee of the Plan, and therefore these transactions qualify as exempt party-in-interest transactions. Additionally, the Plan’s recordkeeper, Fidelity Workplace Services LLC, also qualifies as an exempt party-in-interest. Fees paid by the Plan to Northern Trust for trustee services totaled $792,575 for the year ended December 31, 2025. Fees paid by the Plan to Fidelity Workplace Services LLC for record keeping services totaled $2,554,228 for the year ended December 31, 2025.

The Plan’s interest in the L3Harris Stock Fund includes 5,803,432 and 6,378,531 shares of L3Harris common stock valued at $1,703,713,532 and $1,341,277,592 as of December 31, 2025, and 2024, respectively. The Plan received aggregate dividends on the stock held within the L3Harris Stock Fund in the amount of $28,616,427 for the year ended December 31, 2025.
NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 21, 2025, stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is qualified and the related trust is exempt from taxation.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits of the Plan in progress for any tax periods.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — MASTER TRUST
Prior to April 2025, the Plan participated in a Master Trust arrangement that held the assets of the Plan and the assets of Aviation Communications and Surveillance Systems (“ACSS”) 401(k) Plan sponsored by the Aviation Communications and Surveillance Systems, LLC, a subsidiary of L3Harris at that time. Effective April 7, 2025, in connection with L3Harris' divestiture of ACSS, the ACSS 401(k) Plan assets ceased participation in the Master Trust. As a legal matter, the trust ceased to be a master trust at that time and now only holds assets of the Plan.
As a result, the accompanying Statement of Net Assets Available for Benefits as of December 31, 2025 presents the Plan’s investments directly, rather than as an interest in a Master Trust. Prior year amounts continue to reflect the Plan’s participation in the Master Trust arrangement. The change had no impact on participant account balances, vested benefits, or the overall net assets available for benefits of the Plan.
The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2024, are presented in the table below:

	Master Trust Balances	Plan’s interest in Master Trust Balances
(In thousands)	2024	2024
ASSETS
Investments at fair value:
Brokerage window account	$917,574	$916,557
L3Harris common stock	1,351,012	1,341,277
Common/collective trust fund	12,645,854	12,607,753
Total investments at fair value	14,914,440	14,865,587
Investments at contract value:
Synthetic guaranteed investment contracts	1,304,902	1,300,629
Receivables:
Accrued interest & dividends	5,567	5,549
Due from broker for securities sold	726	723
Total receivables	6,293	6,272
Total assets	16,225,635	16,172,488
LIABILITIES
Due to broker for securities purchased	1,281	1,272
Total liabilities	1,281	1,272
NET ASSETS	$16,224,354	$16,171,216

NOTE 7 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
•     Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
•     Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•     Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.
The following section describes the valuation methodologies the Plan uses and the Master Trust used to measure financial assets at fair value.
In general, and where applicable, the Plan uses and the Master Trust used quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include common stocks, convertible equity, and the brokerage window account (which includes interest bearing cash, common stocks and registered investment companies). If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of corporate, government, and municipal bonds, asset backed securities and mortgage-backed securities as of December 31, 2025, and 2024. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2025, and 2024, there were no Level 3 assets held by the Plan.
Target date common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, international stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values (“NAV”) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis
Investments in the Plan measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025:

	Fair Value Measurements Using Input Type
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$1,078,335	$—	$—	$1,078,335
L3Harris common stock	1,703,714	—	—	1,703,714
Common collective trust funds
Equities	2,294,463	—	—	2,294,463
Fixed income	—	302,275	—	302,275

Total assets in the fair value hierarchy	$5,076,512	$302,275	$—	$5,378,787
Investments measured at NAV				11,215,637
Total investments at fair value				$16,594,424

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024:

	Fair Value Measurements Using Input Type
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Brokerage window account	$917,574	$—	$—	$917,574
L3Harris common stock	1,351,012	—	—	1,351,012
Common collective trust funds
Equities	2,335,075	—	—	2,335,075
Fixed income	—	261,365	—	261,365

Total assets in the fair value hierarchy	$4,603,661	$261,365	$—	$4,865,026
Investments measured at NAV				10,049,414
Total investments at fair value				$14,914,440

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Plan (and prior to April 2025, through its interest in the Master Trust) held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in the Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of the Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, the merger of the Plan with another plan or trust, or the Company’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the contract constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
NOTE 9 — SUBSEQUENT EVENTS
Management has evaluated subsequent events through the date these financial statements were available to be issued and determined there were no subsequent events requiring disclosure.

SUPPLEMENTAL INFORMATION
L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2025

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	U.S. Government Securities:
	FANNIE MAE POOL # BW0490 4.0% 06-01-2052	858,749	$820
	FED HOME LN MTG 4% DUE 10-01-2052	1,074,696	1,027
	FEDERAL HOME LN MTG CORP 2019-K101 VAR 10-25-2029	559,764	15
	FEDERAL HOME LN MTG CORP 3.5% 03-01-2052	1,508,065	1,406
	FEDERAL HOME LN MTG CORP 4% 06-01-2052	562,177	537
	FEDERAL HOME LN MTG CORP FHLMC #G3-0804 4% 01-01-2035	142,334	141
	FEDERAL HOME LN MTG CORP FHLMC #G6-1169 4.5% 10-01-2047	43,068	43
	FEDERAL HOME LN MTG CORP FHLMC #G6-1185 4.5% 09-01-2047	57,799	58
	FEDERAL HOME LN MTG CORP FHLMC #G6-1290 4% 01-01-2046	48,449	47
	FEDERAL HOME LN MTG CORP POOL #840286 ADJ RATE DUE 05-01-2046	34,573	36
	FEDERAL HOME LN MTG CORP POOL #999999 FLTG RT .27533% 11-25-2027 BEO	696,692	3
	FEDERAL HOME LN MTG CORP POOL #C91853 3.5% 10-01-2035 BEO	31,755	31
	FEDERAL HOME LN MTG CORP POOL #G08699 4%03-01-2046 BEO	37,003	36
	FEDERAL HOME LN MTG CORP POOL #G60153 4.5% 10-01-2044 BEO	28,580	29
	FEDERAL HOME LN MTG CORP POOL #G60887 4.5% 07-01-2045 BEO	46,532	47
	FEDERAL HOME LN MTG CORP POOL #G60914 4.5% 07-01-2042 BEO	34,847	35
	FEDERAL HOME LN MTG CORP POOL #G60920 4.5% 04-01-2046 BEO	32,673	33
	FEDERAL HOME LN MTG CORP POOL #G61220 4%11-01-2047 BEO	20,711	20
	FEDERAL HOME LN MTG CORP POOL #G61289 4%12-01-2046 BEO	41,637	40
	FEDERAL HOME LN MTG CORP POOL #QE2104 3.5% 05-01-2052 BEO	908,068	846
	FEDERAL HOME LN MTG CORP POOL #SD8244 4%DUE 09-01-2052 BEO	4,975,900	4,755
	FEDERAL HOME LN MTG CORP SER 004283 CL DW 4.5% 12-15-2043	45,820	46
	FEDERAL HOME LN MTG CORP SER 00K089 CL X1 .5378% 01-25-2029	1,458,386	21
	FEDERAL HOME LN MTG CORP SR 4281 CL BC 15 VAR RT 12-15-2043	77,724	78
	FEDERAL HOME LN MTG CORP TRANCHE 00025 DUE 07-25-2029 REG	1,507,598	49
	FEDERAL HOME LN MTG CORP TRANCHE 00115 .28488% 11-25-2032	1,018,048	15
	FEDERAL HOME LN MTG CORP V83157 4.5% BNDS 04-01-2047	28,925	29
	FEDERAL HOME LOAN BANKS 2.5% 11-01-2050	2,668,241	2,307
	FEDERAL HOME LOAN MORTGAGE CORP 3.5% 05-01-2052	10,106,463	9,384
	FEDERAL HOME LOAN MORTGAGE CORP 4% 02-01-2053	10,755,146	10,263
	FEDERAL HOME LOAN MORTGAGE CORP 4.5% 01-01-2054	2,058,125	2,017
	FEDERAL HOME LOAN MORTGAGE CORP 4.5% 10-01-2054	949,831	929
	FEDERAL HOME LOAN MORTGAGE CORP 4.5% 12-01-2052	4,154,789	4,077
	FEDERAL NATIONAL MORTGAGE ASSOC 2% 01-01-2051	1,303,292	1,077
	FEDERAL NATIONAL MORTGAGE ASSOC 2% 12-01-2050	4,576,358	3,785
	FEDERAL NATIONAL MORTGAGE ASSOC 3.5% 05-01-2052	9,214,946	8,556
	FEDERAL NATIONAL MORTGAGE ASSOC 3.5% 06-01-2052	243,155	226
	FEDERAL NATIONAL MORTGAGE ASSOC 3.5% 08-01-2052	3,094,576	2,881
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL4160 4.5% 08-01-2031	48,504	49
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL5862 4.5% 07-01-2030	31,770	32
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL6138 4% 08-01-2032	25,109	25
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL6148 4% 07-01-2034	25,537	25
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL9579 4.5% 07-01-2044	42,613	43
	FEDERAL NATL MTG ASSN GTD MTG FNMA # AL9840 4% 03-01-2037	75,348	74
	FEDERAL NATL MTG ASSN GTD MTG POOL #AH6790 4.5% 03-01-2041 BEO	70,697	71
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5441 4.5% 09-01-2041 BEO	32,246	32
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5548 6.266% DUE 05-01-2038 BEO	51,800	54
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5856 4% 09-01-2034 BEO	52,861	52
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5863 4.5% 06-01-2041 BEO	102,508	104
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5958 4% 03-01-2032 BEO	23,569	23
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL6932 4% 06-01-2035 BEO	48,090	48
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7147 4.5% 02-01-2045 BEO	65,880	66
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7384 4.5% 09-01-2045 BEO	75,403	76
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9098 ADJ RT DUE 03-01-2045 BEO	40,806	42
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9128 4.5% 02-01-2046 BEO	48,972	49
	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9407 4.5% 09-01-2042 BEO	32,961	33
	FHLMC GOLD POOL#V83204 4.5% 05-01-2047	62,265	62
	FHLMC GOLD Q48372 4.5% 06-01-2047	55,465	55
	FHLMC MULTICLASS TRANCHE 00750 07-25-2029	689,702	23
	FHLMC POOL #849327 ADJ RT 05-01-2044	34,628	36
	FHLMC POOL #G07942 ADJ RT 07-01-2044	96,586	97
	FHLMC POOL #RA7654 3.5% DUE 07-01-2052 REG	4,621,240	4,316
	FHLMC POOL #SD7485 4.5% 02-01-2054	1,082,623	1,060
	FHLMC POOL #SD-8221 3.5% 05-01-2052	1,475,065	1,370
	FHLMC POOL#SL1300 4.0% 04-01-2053	581,798	556
	FHLMC SUPER 30Y FIXED 4% 10-01-2052	1,804,989	1,724
	FHLMC UMBS 30Y FIXED 2% 09-01-2050	384,146	317
	FHLMC UMBS 30Y FIXED 2.5% 01-01-2052	678,358	584
	FNMA #CA7241 2.5% 10-01-2050	1,902,507	1,646
	FNMA #SD0513 2.0% 11-01-2050	1,756,774	1,453
	FNMA #ZT1817 4.5% 12-01-2048	1,328,377	1,319
	FNMA FNMA # AL8830 4% 10-01-2034	39,173	39
	FNMA FNMA # AS5841 4% 09-01-2045	40,865	40
	FNMA FNMA # AS5842 4% 09-01-2045	42,293	41
	FNMA FNMA # AS8983 4.5% 03-01-2047	78,054	78
	FNMA FNMA # BM1176 4.5% 08-01-2044	28,988	29
	FNMA FNMA # BM1647 4.5% 05-01-2047	29,784	30
	FNMA FNMA # BM6108 3.657% 08-01-2049	26,777	26
	FNMA FNMA # BM6117 5.332% 09-01-2049	27,724	29
	FNMA POOL #AE3049 4.5% 09-01-2040 BEO	44,408	45
	FNMA POOL #AS8700 4.5% 01-01-2047 BEO	21,594	22
	FNMA POOL #AS8833 4.5% 02-01-2047 BEO	57,066	57
	FNMA POOL #BF0107 4.5% 06-01-2056 BEO	71,152	69
	FNMA POOL #BF0118 4.5% 06-01-2056 BEO	64,298	62
	FNMA POOL #BF0199 4.5% 02-01-2041 BEO	42,530	43
	FNMA POOL #BJ9262 4.5% 06-01-2048 BEO	78,936	78
	FNMA POOL #BM1357 4.5% 01-01-2043 BEO	46,785	47
	FNMA POOL #BM3363 4.0% DUE 09-01-2046	25,089	24
	FNMA POOL #BM3386 4% DUE 02-01-2047 BEO	119,860	116
	FNMA POOL #BM3836 FLTG 05-01-2048	21,667	23
	FNMA POOL #BM4804 4.0% DUE 11-01-2033	225,454	223
	FNMA POOL #BM5117 4.5% 11-01-2048 BEO	18,206	18
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	FNMA POOL #BM5704 5% 12-01-2048 BEO	52,372	53
	FNMA POOL #BM6102 0% 08-01-2049 BEO	12,567	13
	FNMA POOL #BM6112 ADJ RT DUE 08-01-2049 REG	5,305	6
	FNMA POOL #BM6115 FLTG RT DUE 09-01-2049	19,437	19
	FNMA POOL #BM6221 2.659% 01-01-2050 BEO	532,689	538
	FNMA POOL #BM6921 2.269% 05-01-2052 BEO	1,595,024	1,471
	FNMA POOL #BM7753 5.076% 06-01-2055 BEO	1,702,903	1,722
	FNMA POOL #BU8931 3.5% 04-01-2052 BEO	414,121	385
	FNMA POOL #CA2057 4.5% DUE 07-01-2048 REG	100	—
	FNMA POOL #CA6247 2.5% 07-01-2050	787,921	681
	FNMA POOL #CA6388 2.0% 07-01-2050	3,376,467	2,788
	FNMA POOL #CA6398 2.5% 07-01-2050	1,085,692	939
	FNMA POOL #CA6925 2.0% 09-01-2050	5,000,450	4,128
	FNMA POOL #CB3841 3.5% 06-01-2052 BEO	1,859,122	1,738
	FNMA POOL #FA2845 4.5% 02-01-2054 BEO	2,496,924	2,450
	FNMA POOL #FM4714 2.5% 10-01-2050 BEO	3,288,446	2,841
	FNMA POOL #FM7599 3.5% 01-01-2051 BEO	3,690,802	3,448
	FNMA POOL #FM8768 2.5% 02-01-2051 BEO	166,343	144
	FNMA POOL #FM9958 3.5% 11-01-2051 BEO	1,599,760	1,485
	FNMA POOL #FS1453 3.5% 04-01-2052 BEO	2,933,760	2,743
	FNMA POOL #FS1865 3.5% 05-01-2052 BEO	1,503,157	1,403
	FNMA POOL #FS3427 4% 10-01-2052 BEO	356,800	341
	FNMA POOL #FS7754 4% 07-01-2053 BEO	682,516	651
	FNMA POOL #FS9443 4.5% 02-01-2054 BEO	963,923	944
	FNMA POOL #MA0816 4.5% 08-01-2031 BEO	29,764	30
	FNMA POOL #MA1662 4% 11-01-2033 BEO	54,906	55
	FNMA POOL #MA1689 4% 12-01-2033 BEO	31,597	31
	FNMA POOL #MA1764 4% 01-01-2034 BEO	49,925	50
	FNMA POOL #MA1773 4% 02-01-2034 BEO	46,265	46
	FNMA POOL #MA1814 4% 03-01-2034 BEO	57,478	57
	FNMA POOL #MA1858 4% 04-01-2034 BEO	35,817	36
	FNMA POOL #MA1890 4% 05-01-2034 BEO	41,560	41
	FNMA POOL #MA1983 4% 08-01-2034 BEO	67,383	67
	FNMA POOL #MA2019 4% 09-01-2034 BEO	37,657	37
	FNMA POOL #MA2055 4% DUE 09-01-2034 REG	49,010	49
	FNMA POOL #MA2079 4% 11-01-2034 BEO	44,528	44
	FNMA POOL #MA2121 4% 12-01-2034 BEO	45,176	45
	FNMA POOL #MA2923 3.5% 03-01-2037 BEO	133,189	131
	FNMA POOL #MA4520 2% 01-01-2042 BEO	836,052	728
	FNMA POOL #MA4579 3% 04-01-2052 BEO	1,426,177	1,268
	FNMA POOL #MA4625 3.5% 06-01-2052 BEO	7,016,398	6,515
	FNMA POOL #MA4626 4% 06-01-2052 BEO	1,211,129	1,157
	FNMA POOL #MA4654 3.5% 07-01-2052 BEO	934,308	868
	FNMA POOL #MA4700 4% 08-01-2052 BEO	807,203	768
	FNMA POOL #MA4733 4.5% 09-01-2052 BEO	2,512,933	2,466
	FNMA POOL #MA4977 4.5% 04-01-2053 BEO	1,211,825	1,186
	FNMA POOL #MA5070 4.5% 07-01-2053 BEO	1,724,159	1,690
	FNMA POOL #MA5529 4.5% 11-01-2054 BEO	2,293,590	2,242
	FNMA POOL #MA5584 4.5% 01-01-2055 BEO	6,354,542	6,213
	FNMA POOL #RA3053 2.0% DUE 07-01-2050	587,908	486
	FREDDIE MAC SEASONED CR RISK SER 17-4 CL M45T 4.5% 06-25-2057	1,540,654	1,522
	FREDDIE MAC SR 5492 CL FM FLTG 01-25-2055	1,068,825	1,071
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	GNMA 2016-H23 REMIC PASSTHRU CTF CL F FLTG RT 10-20-2066	23,398	23
	GNMA 2016-H27 REMIC PASSTHRU 4.60714% 12-20-2066	17,119	17
	GNMA 2017-H02 REMIC PASSTHRU CTF 4.5408%01-20-2067	54,836	55
	GNMA 2017-H02 REMIC PASSTHRU CTF 4.5508%01-20-2067	21,439	22
	GNMA 2017-H12 REMIC PASSTHRU CTF 4.87502% 05-20-2067	29,626	30
	GNMA 2017-H17 REMIC PASS THRU CTF CL FQ FLTG RT 09-20-2067 REG	56,838	57
	GNMA 2017-H20 REMIC CL FG FLTG DUE 10-20-2067	72,206	73
	GNMA 2017-H20 REMIC PASSTHRU CTF 4.73165% 10-20-2067	39,194	39
	GNMA 2017-H22 REMIC PASSTHRU CTF 4.51419% 11-20-2067	145,693	146
	GNMA 2018-H02 REMIC PASSTHRU 4.2016% 01-20-2068	110,657	111
	GNMA 2018-H02 REMIC PASSTHRU 4.2216% 01-20-2068	31,661	32
	GNMA 2018-H03 REMIC PASSTHRU 4.2416% 02-20-2068	96,064	96
	GNMA 2018-H04 CL FJ FLTG RT DUE 03-20-2068	72,425	73
	GNMA 2018-H05 REMIC SER 2018-H05 CLS FE FLTG 02-20-2068	53,705	54
	GNMA 2018-H06 REMIC PASS THRU 4.89185% 03-20-2068	32,211	32
	GNMA 2018-H06 REMIC PASS THRU 4.89185% 04-20-2068	103,102	103
	GNMA 2018-H07 REMIC PASS THRU 4.71502% 05-20-2068	52,349	52
	GNMA 2018-H10 REMIC PASSTHRU CTF 5.0307%07-20-2068	51,963	52
	GNMA 2018-H19 REMIC PASS THRU 4.59419% 11-20-2068	29,334	29
	GNMA 2019-H15 REMIC PASSTHRU 4.38325% 09-20-2069	53,871	54
	GNMA 2019-H17 REMIC PASSTHRU CTF 4.43325% 11-20-2069	183,440	183
	GNMA FLTG RT SER 23-H04 CL FC DUE 01-20-2073	1,163,953	1,168
	GNMA REMIC SER 2018-H09 CL FC FLTG 06-20-2068	46,001	46
	GNMA REMIC SER 2018-HO2 CLS GF FLTG DUE 12-20-2067	58,367	58
	GNMA REMIC SER-2018-HO2 CL-FM FLTG 02-20-2068	59,031	59
	GNMA REMIC TRUST SER 22-H11 CL AF FLTG RT DUE 05-20-2072 REG	4,294,561	4,324
	GNMA SER 17-H03 CL F FLTG 01-20-2067	55,239	56
	GNMA SER 2018-H17 CL DF FLTG 10-20-2068	78,661	79
	GNMA SER 21-H19 CL FM FLTG RT DUE 12-20-2071	931,218	933
	GNMA SERIES 17-H13 CLASS FQ FLT 06-20-2067	80,724	81
	GNMA SERIES 19-H17 CLASS FA 2.50% FLTG RT 11-20-2069	81,615	83
	GNMA SR 17-H20 CL BF FLTG 10-20-2067	136,325	137
	GNMA SR 2018-H05 CL BF FLTG 02-20-2068	52,054	52
	GNMA SR 23-H13 CL FJ FLTG 02-20-2073	996,648	1,019
	GOVERNMENT NATIONAL MORTGAGE ASSOC 4.43325% 11-20-2069	58,762	59
	I/O FEDERAL HOME LN MTG CORP FLTG DUE 05-25-2029 REG	620,109	16
	I/O FEDERAL HOME LN MTG CORP FRN BNDS 03-25-2026	273,913	—
	I/O FEDERAL HOME LN MTG CORP K069 CL X1 FRN 09-25-2027	257,894	1
	I/O FEDERAL HOME LN MTG CORP SER K062 CL X1 VAR 12-25-2026	822,512	2
	I/O FEDERAL HOME LN MTG CORP SER K065 CLS X1VAR RT 04-25-2027 REG	1,256,076	9
	I/O FEDERAL HOME LN MTG CORP SER K-1511 CL X1 FLTG DUE 03-25-2034 REG	497,643	22
	I/O FEDERAL HOME LN MTG CORP TRANCHE VAR 03-25-2027 REG	1,036,858	6
	I/O FHLMC MULTICLASS FEDERAL HOME LN MTG CORP SR K094 CL X1 FLTG 06-25-2029	909,723	24
	I/O FHLMC MULTICLASS SER 00K091 CL X1 03-25-2029	730,147	12
	I/O FHLMC MULTICLASS SER 00K092 CL X1 VAR 04-25-2029 REG	1,372,434	27
	I/O FHLMC MULTICLASS SER K067 CL X1 VAR RT 07-25-2027	1,289,766	9
	I/O FHLMC MULTICLASS SR K070 CL X1 VAR RT 11-25-2027	541,972	3
	I/O FHLMC MULTICLASS TRANCHE 00180 08-25-2029	1,338,438	47
	I/O FHLMC MULTICLASS TRANCHE 00201 09-01-2029	1,442,956	39
	I/O FHLMC MULTICLASS TRANCHE 00251 06-25-2027	1,007,249	8
	I/O FHLMC MULTICLASS TRANCHE 00548 05-25-2026	83,654	—
	I/O FHLMC MULTICLASS TRANCHE 01-25-2031	110,818	4
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	UNITED STATES OF AMER TREAS BONDS 1.5% 02-15-2053	1,097,000	939
	UNITED STATES OF AMER TREAS BONDS 2.375% 02-15-2055	786,000	771
	UNITED STATES OF AMER TREAS BONDS 2.875% 05-15-2052	2,135,000	1,499
	UNITED STATES OF AMER TREAS BONDS 3.625%02-15-2053	875,000	712
	UNITED STATES OF AMER TREAS BONDS 4.5% 02-15-2044	1,836,000	1,783
	UNITED STATES OF AMER TREAS BONDS 4.5% 11-15-2054	984,000	932
	UNITED STATES OF AMER TREAS BONDS 4.875% 08-15-2045	2,914,000	2,953
	UNITED STATES OF AMER TREAS BONDS DTD 4.125% 08-15-2053	3,955,000	3,516
	UNITED STATES OF AMER TREAS NOTES 4.0% 11-15-2035	4,675,000	4,618
	UNITED STATES OF AMER TREAS NOTES 4.25% 05-15-2035	942,000	952
	UNITED STATES TREAS BDS 2.125% 02-15-2054	278,000	266
	UNITED STATES TREAS BDS 4.625% 11-15-2045	1,686,000	1,654
	UNITED STATES TREAS BDS 4.625% 11-15-2044	6,247,000	6,144
	UNITED STATES TREAS BDS DTD 00300 4.75% 11-15-2053	4,100,000	4,042
	UNITED STATES TREAS BDS DTD 00305 4.75% 05-15-2054	2,300,000	2,225
	UNITED STATES TREAS NTS 3.875% 12-31-2032	1,898,000	1,893
	US TREASURY N/B 4.25% 08-15-2054	1,400,000	1,271
	US TREASURY N/B 4.75% 02-15-2045	3,098,000	3,094
	Corporate Debt Instruments - Preferred:
	PVTPL NAVIENT STUDENT LN TR 2017-2 STUDENT LN SER 17-2A CLS A 144A VAR 12-27-66	300,251	302
	Corporate Debt Instruments - Other:
	AT&T INC 2.75% DUE 06-01-2031	750,000	689
	B A T CAP CORP 2.259% DUE 03-25-2028	175,000	168
	B A T CAP CORP 2.726% DUE 03-25-2031	450,000	415
	B A T CAP CORP 4.742% DUE 03-16-2032	500,000	505
	BANK AMER CORP 2.496% 02-13-2031	875,000	816
	BANK AMER CORP 2.572% 10-20-2032	225,000	203
	BANK AMER CORP 3.419% 12-20-2028	400,000	395
	BANK AMER CORP 3.846% 03-08-2037	700,000	660
	BANK AMER CORP 4.25% DUE 10-22-2026	535,000	536
	BANK AMER CORP 4.623% 05-09-2029	400,000	405
	BANK OF AMERICA CORP 4.979% 01-24-2029	475,000	484
	BANK ONE CORP FIXED 8.75% DUE 09-01-2030	235,000	277
	BARCLAYS PLC 4.836% 05-09-2028	300,000	303
	BARCLAYS PLC 5.088% 06-20-2030	700,000	712
	BARCLAYS PLC 5.2% DUE 05-12-2026	200,000	201
	BARCLAYS PLC 5.501% DUE 08-09-2028	200,000	204
	BARCLAYS PLC FIXED 5.829% 05-09-2027	400,000	402
	BARCLAYS PLC FLTG RT 6.49% DUE 09-13-2029	325,000	344
	BAT CAPITAL CORPORATION 6.343% DUE 08-02-2030	225,000	244
	BAT CAPITAL CORPORATION 6.421% DUE 08-02-2023 BEO	625,000	691
	BAYER US FIN II 4.375% DUE 12-15-2028	250,000	250
	BNP PARIBAS SR NON VAR RT 5.085% DUE 05-09-2031	600,000	613
	BOSTON PPTYS LTD PARTNERSHIP 4.5% DUE 12-01-2028	325,000	327
	BOSTON PPTYS LTD PARTNERSHIP 6.5% 01-15-2034	275,000	297
	BSTN PPTYS LTD 2.75% DUE 10-01-2026	200,000	198
	BSTN PPTYS LTD 3.25% DUE 01-30-2031	525,000	493
	BSTN PPTYS LTD 3.4% DUE 06-21-2029	625,000	605
	BSTN PPTYS LTD 3.65% DUE 02-01-2026	330,000	330
	CAPITAL ONE FINANCIAL CORP 6.312% 06-08-2029	700,000	735
	CAPITAL ONE FINL CORP 7.624% 10-30-2031	300,000	339
	CCO HLDGS LLC / CCO HLDGS CAP CORP SR NT144A 4.25% 01-15-2034	1,025,000	872
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	CCO HLDGS LLC/CCO HLDGS CAP CORP 4.5% 05-01-2032	250,000	224
	CCO HOLDINGS LLC 4.5% 06-01-2033	825,000	722
	CHARLES SCHWAB CORP 5.853% 05-19-2034	75,000	80
	CHARLES SCHWAB CORP 6.196% 11-17-2029	525,000	555
	CHARTER 5.375% 05-01-2047	300,000	248
	CHARTER 6.484% DUE 10-23-2045	780,000	735
	CHARTER COMMUNICATIONS OPER LLC/CHARTE 4.8% DUE 03-01-2050	375,000	283
	CHARTER FIXED 5.75% DUE 04-01-2048	865,000	740
	CIGNA CORP NEW 2.4% DUE 03-15-2030	350,000	325
	CIGNA CORP NEW 7.87% DUE 05-15-2027	75,000	79
	CIGNA CORP NEW CORP 4.375% 10-15-2028	295,000	298
	CITIGROUP INC 4.412% 03-31-2031	450,000	450
	COMCAST CORP 4.95% 05-15-2032	275,000	282
	COX COMMUNICATIONS INC NEW 5.7% 06-15-2033	400,000	404
	CVS HEALTH CORP 3.75% DUE 04-01-2030	675,000	660
	CVS HEALTH CORP 4.125% DUE 04-01-2040 REG	43,000	37
	CVS HEALTH CORP 4.3% DUE 03-25-2028	425,000	427
	CVS HEALTH CORP 5.55% 06-01-2031	300,000	314
	CVS HEALTH CORP 7.0% 03-10-2055	650,000	682
	DILLARD DEPT STORES INC 7.75 DEBDUE 05-15-2027 BEO	35,000	36
	DILLARDS INC 7% DUE 12-01-2028	80,000	84
	DILLARDS INC 7.75% DUE 07-15-2026	60,000	61
	DOMINION ENERGY INC 5.0% 06-15-2030	775,000	797
	ELANCO ANIMAL HEALTH INC CORP 4.9% 08-28-2028	510,000	533
	ELEVANCE HEALTH INC 4.75% 02-15-2030	675,000	689
	FORD CR AUTO OWNER 4.66% DUE 09-15-2030	796,000	812
	FORD CREDIT AUTO OWNER TRUST SER 24-B CLS A3 5.1% 04-15-2029	637,000	645
	FORD CREDIT AUTO OWNER TRUST SR 25-A CL A4 4.66% 02-15-2031	1,650,000	1,676
	FORD MOTOR CREDIT CO LLC 2.7% 08-10-2026	625,000	619
	FORD MOTOR CREDIT CO LLC 5.8% 03-05-2027	500,000	506
	FORD MOTOR CREDIT CO LLC 6.8% DUE 05-12-2028	375,000	391
	FORD MTR CR CO LLC 4.542% DUE 08-01-2026	750,000	749
	FORD MTR CR CO LLC 5.918% 03-20-2028	675,000	691
	GE HEALTHCARE HLDG LLC GTD SR NT 5.905% 11-22-2032	425,000	458
	GE HEALTHCARE TECHNOLOGIES INC 4.8% 08-14-2029	225,000	230
	GM FINANCIAL SECURITIZED TERM SR 25-2 CL A4 4.42% 05-16-2031	1,233,000	1,249
	GOLDMAN SACHS 4.937% DUE 04-23-2028	550,000	556
	GOLDMAN SACHS GROUP INC 5.218% 04-23-2031	375,000	388
	GOLDMAN SACHS GROUP INC NT FXD/FLTG 3.615% 03-15-2028	1,175,000	1,169
	HCA INC 4.125% 06-15-2029	350,000	349
	HCA INC SR SECD NT 4.625% 03-15-2052	225,000	184
	HONDA AUTO 3.98% DUE 06-17-2030	3,272,000	3,287
	HONDA AUTO RECEIVABLES SR 24-4 CL A3 4.33% 05-15-2029	695,000	699
	HONDA AUTO RECEIVABLES SR 25-1 CL A3 4.57% 09-21-2029	822,000	831
	HONDA AUTO RECEIVABLES SR 25-1 CL A4 4.64% 05-21-2031	767,000	780
	HSBC HLDGS PLC 2.357% DUE 08-18-2031 REG	550,000	501
	HSBC HLDGS PLC 2.848% 06-04-2031	245,000	229
	HSBC HLDGS PLC 5.21% DUE 08-11-2028	350,000	356
	HSBC HLDGS PLC 6.254% 03-09-2034	300,000	327
	HSBC HLDGS PLC 6.5% DUE 05-02-2036	630,000	702
	HSBC HLDGS PLC 6.5% DUE 09-15-2037	615,000	676
	HSBC HLDGS PLC 7.399% 11-13-2034	625,000	714
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	HSBC HLDGS PLC FLTG RT 5.24% DUE 05-13-2031	450,000	464
	HYUNDAI AUTO RECEIVABLES TRUST SER 24-C CL A3 4.41% 05-15-2029	792,000	798
	HYUNDAI AUTO RECEIVABLES TRUST SR 25-C CL A3 3.88% 04-15-2030	488,000	489
	I/O CMO FEDERAL HOME LN MTG CORP VAR I/O RT 06-25-2029	623,291	17
	JPMORGAN CHASE & CO 2.522% 04-22-2031	1,075,000	1,002
	JPMORGAN CHASE & CO 4.25% 10-01-2027	360,000	363
	JPMORGAN CHASE & CO 4.493% 03-24-2031	1,125,000	1,136
	JPMORGAN CHASE & CO 5.04% 01-23-2028	375,000	379
	JPMORGAN CHASE & CO. 2.739% 10-15-2030	425,000	403
	JPMORGAN CHASE & CO. 2.956% 05-13-2031	425,000	401
	KINDER MORGAN 6.5% DUE 02-01-2037	145,000	158
	KINDER MORGAN 6.5% DUE 09-01-2039	435,000	470
	KINDER MORGAN 6.95% DUE 01-15-2038	200,000	225
	LLOYDS BANKING GROUP PLC 5.721% 06-05-2030	800,000	838
	LLOYDS BKG GROUP 4.65% DUE 03-24-2026	275,000	275
	LLOYDS BKG GROUP 4.818% DUE 06-13-2029	250,000	254
	LLOYDS BKG GROUP FIXED 7.953% DUE 11-15-2033	550,000	641
	META PLATFORMS INC 4.6% 11-15-2032	200,000	202
	META PLATFORMS INC 4.875% 11-15-2035	575,000	575
	MYRIAD INTL HLDGS 4.85% DUE 07-06-2027	755,000	760
	NATWEST GROUP PLC 1.642% 06-14-2027	975,000	964
	NATWEST GROUP PLC 5.808% DUE 09-13-2029	1,125,000	1,172
	NATWEST GROUP PLC 6.016% DUE 03-02-2034	200,000	215
	NATWEST GROUP PLC 6.475% 06-01-2034	250,000	263
	NAVIENT STUD LN TR FLTG RT 4.92638% DUE 03-25-2066	378,580	381
	NAVIENT STUDENT LN TR 2021-1 4.37638% 12-26-2069	258,900	255
	NEXTERA ENERGY CAP 4.625% DUE 07-15-2027	275,000	278
	NEXTERA ENERGY CAP HLDGS INC 4.85% 02-04-2028	125,000	127
	NEXTERA ENERGY CAP HLDGS INC 4.9% 03-15-2029	800,000	820
	NEXTERA ENERGY CAP HLDGS INC 5.05% 03-15-2030	925,000	955
	NEXTERA ENERGY CAPITAL 4.685% 09-01-2027	675,000	683
	NORDSTROM INC 6.95% DUE 03-15-2028	60,000	62
	ORACLE CORP 4.2% 09-27-2029	500,000	490
	ORACLE CORP 4.8% 08-03-2028	225,000	226
	PHILIP MORRIS INTL FIXED 5.75% DUE 11-17-2032	100,000	107
	PHILIP MORRIS INTL INC 4.875% 02-13-2029	200,000	205
	PHILIP MORRIS INTL INC 5.125% 02-13-2031	100,000	104
	PHILIP MORRIS INTL INC 5.375% 02-15-2033	225,000	236
	PHILIP MORRIS INTL INC 5.625% DUE 11-17-2029 BEO	85,000	89
	PROSUS N V 4.193% 01-19-2032	200,000	192
	PROSUS N V NT 144A 3.061% 07-13-2031	1,525,000	1,388
	PROVIDENT COS INC 7.25% DUE 03-15-2028	55,000	58
	PVPTL NAVIENT STUDENT LN TR SER 2018-1 CL A-3 FLTG RATE 03-25-2067	177,918	176
	PVTPL BAYER US FIN LLC 6.5% 11-21-2033	325,000	352
	PVTPL BAYER US FINANCE LLC 6.375% 11-21-2030	950,000	1,017
	PVTPL BNP PARIBAS 4.625% 03-13-2027	980,000	984
	PVTPL BNP PARIBAS 5.906% 11-19-2035	275,000	286
	PVTPL BNP PARIBAS SUB MED TERM NT PROGRAM 2.588% DUE 08-12-2035	900,000	814
	PVTPL BNP PARIBAS SUB NT 144A 4.375% DUE05-12-2026 BEO	295,000	295
	PVTPL BNSF RY CO 2015-1 PASS THRU TR PASSTHRU CTF 3.442% DUE 06-16-2028	159,990	157
	PVTPL CEMEX S A B DE C V 5.2% DUE 09-17-2030 BEO	1,100,000	1,115
	PVTPL CEMEX SAB DE CV 3.875% DUE 07-11-2031 BEO	325,000	311
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	PVTPL COX COMMUNICATIONS INC NEW NT 3.5% 08-15-2027	540,000	534
	PVTPL COX COMMUNICATIONS INC NEW NT 144A3.35% DUE 09-15-2026/09-13-2016 BEO	405,000	403
	PVTPL ECMC GROUP STUDENT LOAN TRUST SR 24-1A CL A FLTG RT11-27-2073	4,532,306	4,554
	PVTPL ENEL FIN INTL N V 5% DUE 06-15-2032 BEO	575,000	586
	PVTPL FIBERCOP SPA 7.2% 07-18-2036	200,000	199
	PVTPL FIBERCOP SPA 7.721% 06-04-2038	323,000	324
	PVTPL IMPERIAL BRANDS FIN PLC 3.5% 07-26-2026	225,000	224
	PVTPL IMPERIAL BRANDS FIN PLC 5.5% 02-01-2030	200,000	207
	PVTPL IMPERIAL BRANDS FIN PLC GTD SR NT 3.875% 07-26-2029	890,000	873
	PVTPL IMPERIAL BRANDS FIN PLC GTD SR NT 144A 6.125 DUE 07-27-2027/07-27-2022 BEO	675,000	695
	PVTPL JAPAN TOBACCO INC 5.25% 06-15-2030	525,000	545
	PVTPL MACYS RETAIL HLDGS LLC 6.7% DUE 07-15-2034 BEO	225,000	217
	PVTPL MARS INC 4.45% 03-01-2027	125,000	126
	PVTPL MARS INC 4.6% 03-01-2028	200,000	203
	PVTPL MARS INC 4.8% 03-01-2030	675,000	690
	PVTPL NAVIENT STUDENT LN SER 17-5 CL A FLTG 07-26-2066	393,615	391
	PVTPL NAVIENT STUDENT LN TR 2016-1 CL A 144A FLTG RATE VAR RT DUE 02-25-2070 BEO	242,773	240
	PVTPL NAVIENT STUDENT LN TR 2016-5 NT CLA FLTG 144A VAR RT DUE 06-25-2065 BEO	459,055	467
	PVTPL NAVIENT STUDENT LN TR 2017-1A CL A-3 FLTG RT 07-25-2066	360,494	363
	PVTPL NAVIENT STUDENT LN TR 2017-4 FLTG VAR RT DUE 09-27-2066 BEO	216,625	217
	PVTPL NAVIENT STUDENT LN TR 2018-4A LN BACKED NT CL A-2 FLTG RT 06-27-2067	302,637	299
	PVTPL NAVIENT STUDENT LN TR FLTG RT SER 19-2A CL A2 02-27-2068 REG	1,884,349	1,889
	PVTPL NAVIENT STUDENT LOAN TRUST SER 16-6A CL A3 03-25-2066	299,035	304
	PVTPL NAVIENT STUDENT LOAN TRUST SER 17-3A CLS A3 FLT 07-26-2066 BEO	1,812,029	1,821
	PVTPL NAVIENT STUDENT LOAN TRUST SER 18-3A CL A3 FLTG 03-25-2067	368,613	367
	PVTPL PROSUS N V 3.68% DUE 01-21-2030	1,350,000	1,297
	PVTPL RIO OIL FIN TR 8.2% DUE 04-06-2028	380,000	392
	PVTPL SLM STUD LN TR 2004-8 STUD LN BKD NT CL 144A A-6 VAR RT DUE 01-25-2040 BEO	158,976	158
	PVTPL SMB PRIVATE ED LN TR 2023-B SRS 23-B CL A1A 4.99% 10-16-2056	463,364	467
	PVTPL SMB PRIVATE ED LN TR SER 18-B CL A2A 3.6% 01-15-2037	20,499	20
	PVTPL SMB PRIVATE ED LN TR SER 2018-A CL A-2A 144A 3.5% 02-15-2036	14,527	14
	PVTPL SMB PRIVATE EDUCATION LOAN TRUST SR 24-A CL A1A 03-15-2056	912,697	929
	PVTPL UBS GROUP AG 4.194% 04-01-2031	275,000	273
	PVTPL UBS GROUP AG 5.959% 01-12-2034	1,000,000	1,067
	PVTPL UBS GROUP AG 6.301% 09-22-2034	200,000	219
	PVTPL UBS GROUP AG 6.537% 08-12-2033	—	—
	PVTPL UBS GROUP AG VAR RT 05-14-2032	775,000	720
	PVTPL UNICREDIT SPA 5.459% DUE 06-30-2035/06-30-2030 BEO	750,000	765
	RIO OIL FIN TR 9.75% 01-06-2027	141,833	146
	RTX CORP 6.0% 03-15-2031	150,000	162
	RTX CORPORATION 6.1% 03-15-2034	150,000	164
	SCHWAB CHARLES CORP NEW 5.643% 05-19-2029	500,000	519
	SCHWAB CHARLES CORP NEW 6.136% 08-24-2034	125,000	137
	SLM STUDENT LN TR 2005-9 STUDENT LN-BKD NT CL A-7A 01-25-2041 REG	136,507	135
	SMB PRIVATE ED LN TR 2021-A PVT ED LN BKD NT 144A CL 1.07% 01-15-2053	287,216	263
	SMB PVT ED LN TR 5.13% DUE 04-15-2054	918,003	932
	SOUTHERN CO 2.7% 08-01-2027	500,000	508
	SOUTHERN CO 4.0% DUE 01-15-2051	1,225,000	1,224
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	SOUTHERN CO 4.85% 06-15-2028	425,000	433
	SOUTHERN CO SER 2021A JR SUB NT FXD FXD 3.75% 09-15-2051	375,000	370
	SYNOPSYS INC 4.65% 04-01-2028	100,000	101
	SYNOPSYS INC 4.85% 04-01-2030	500,000	511
	SYNOPSYS INC 5.0% 04-01-2032	400,000	409
	TIME WARNER CABLE 6.75% DUE 06-15-2039	325,000	329
	T-MOBILE USA INC 2.25% DUE 02-15-2026	200,000	200
	T-MOBILE USA INC 3.375% 04-15-2029	350,000	341
	T-MOBILE USA INC 3.5% DUE 04-15-2031 REG	650,000	622
	T-MOBILE USA INC 3.875% 04-15-2030	800,000	788
	T-MOBILE USA INC FIXED 4.375% DUE 04-15-2040	175,000	157
	TOYOTA AUTO RECEIVABLES OWNER TR SER 24-C CLS A3 5.45% 05-15-2029	635,000	642
	TOYOTA AUTO RECEIVABLES OWNER TR SER 25-A CL A3 4.64% 08-15-2029	375,000	379
	TRANSCANADA TR FLTG RT 5.3% DUE 03-15-2077	815,000	815
	TRANSCANADA TR FLTG RT 5.5% DUE 09-15-2079	1,175,000	1,166
	TRANSCANADA TR FLTG RT 5.875% DUE 08-15-2076	470,000	471
	ULTRAPAR INTL S A 5.25% DUE 10-06-2026	665,000	664
	UNICREDIT SPA 7.296% DUE 04-02-2034	1,395,000	1,497
	VERIZON 1.75% DUE 01-20-2031	350,000	308
	VERIZON COMMUNICATIONS INC 4.75% 01-15-2033	200,000	200
	VODAFONE GROUP PLC 7% DUE 04-04-2079	780,000	826
	WELLS FARGO & CO 2.393% 06-02-2028	375,000	366
	WELLS FARGO & CO 2.572% 02-11-2031	475,000	444
	WELLS FARGO & CO 2.879% 10-30-2030	250,000	238
	WELLS FARGO & CO 4.1% DUE 06-03-2026	300,000	300
	WELLS FARGO & CO 4.9% 01-24-2028	325,000	328
	WELLS FARGO & CO MEDIUM TERM SR NTS BOOKENTRY 3.35% 03-02-2033	225,000	210
	WELLS FARGO & CO NEW MEDIUM TERM SR NTS TRANCHE # TR 00155 4.3% DUE 07-22-2027	460,000	462
	WELLS FARGO & COMPANY 5.198% 01-23-2030	375,000	386
	WELLS FARGO & COMPANY 5.389% 04-24-2034	200,000	208
	Corporate Stock - Preferred:
	BOEING CO	33,159	2,290
	CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	57,200	1,727
	HENKEL AG & CO KGAA NON-VTG PRF NPV	11,700	956
	SOUTHERN CO CORP UNIT 12-15-2028	23,207	1,169
	VOLKSWAGEN AG NON VTG PRF NPV	5,950	724
	Corporate Stock - Common:
	PIPER SANDLER EXCHANGE PIPER SANDLER 2J1ZAK5 03-24-2026	5,505	1,870
	ASTRAZENECA EXCHANGE ASTRAZENECA 2950471 02-02-2026	38,653	3,553
	PINNACLE MERGER PINNACLE 2G16AX5 02 JAN 2026	6,615	631
	MAGIC LEAP INC CLASS A COM STK TROWE PRICE ONLY	756	—
	1ST SOURCE CORP COM	19,157	1,197
	3M CO COM	6,418	1,028
	5TH 3RD BANCORP COM	112,248	5,254
	AAON INC COM PAR $0.004 COM PAR $0.004	15,287	1,166
	ACCELERANT HOLDINGS COM USD0.000001195 CL A	30,044	491
	ACCENTURE PLC CLS A	11,849	3,179
	ACCOR SA EUR3	31,700	1,795
	ACI WORLDWIDE INC COM STK	62,733	2,999
	ADOBE INC COM	6,700	2,345
	ADR ADYEN N V ADR	368,401	5,883
	ADR ANHEUSER BUSCH INBEV SA/NV SPONSOREDADR	106,000	6,788
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	ADR ARGENX SE SPONSORED ADS	8,801	7,401
	ADR ASCENDIS PHARMA A/S SPONSORED ADR	2,914	621
	ADR CRITEO S A SPONSORED ADS	18,839	388
	ADR GSK PLC	214,140	10,501
	ADR LEGEND BIOTECH CORP SPON ADS EACH REP 2 ORD SHS	15,688	341
	ADR NOVARTIS AG	29,400	4,053
	ADR NOVO-NORDISK A S ADR	3,800	193
	ADR ROCHE HLDG LTD SPONSORED ADR ISIN #US771195104	76,200	3,930
	ADR STRUCTURE THERAPEUTICS INC SPONSOREDADR	9,263	644
	ADT INC DEL COM	155,241	1,253
	ADVANCED ENERGY INDS INC COM	9,080	1,901
	ADVANCED MICRO DEVICES INC COM	20,020	4,287
	ADVANSIX INC COM	39,106	677
	AEGON LTD AMER REGD CERT	261,700	2,018
	AERCAP HOLDINGS N.V. EUR0.01	16,100	2,315
	AEROVIRONMENT INC COM	5,427	1,313
	AFFILIATED MANAGERS GROUP INC COM STK	6,426	1,852
	AGCO CORP COM	19,018	1,984
	AIA GROUP LTD NPV	174,000	1,786
	AIB GROUP PLC ORD EUR0.625	225,500	2,437
	AIR PROD & CHEM INC COM	25,500	6,299
	AKER BP ASA NOK1	35,583	906
	ALAMO GROUP INC COM	6,588	1,106
	ALARM COM HLDGS INC COM	38,830	1,981
	ALKAMI TECHNOLOGY INC COM	43,460	1,003
	ALLEGRO MICROSYSTEMS INC DEL COM	18,234	481
	ALLIANCE LAUNDRY HLDGS INC COM	29,901	608
	ALLIANT ENERGY CORP COM	49,402	3,212
	ALLIANZ SE NPV(REGD)(VINKULIERT)	3,200	1,468
	ALLSTATE CORP COM	17,053	3,550
	ALNYLAM PHARMACEUTICALS INC COM	4,700	1,869
	ALPHABET INC CAP STK USD0.001 CL C	48,025	15,070
	ALPHABET INC CAPITAL STOCK USD0.001 CL A	294,679	92,235
	AMALGAMATED FINL CORP COM	29,967	960
	AMAZON COM INC COM	292,434	67,500
	AMBIQ MICRO INC COM	7,677	219
	AMER ELEC PWR CO INC COM	21,700	2,502
	AMEREN CORP COM	45,256	4,519
	AMERICAN INTERNATIONAL GROUP INC COM	71,874	6,149
	AMPHENOL CORP NEW CL A	172,246	23,277
	AMPLITUDE INC COM CL A	115,095	1,333
	AMUNDI EUR2.5	13,700	1,136
	ANHEUSER-BUSCH INB NPV	21,900	1,412
	AON PLC	15,200	5,364
	APOGEE THERAPEUTICS INC COM	11,387	859
	APOLLO GLOBAL MANAGEMENT INC COM USD0.00001	8,377	1,213
	APPLE INC COM STK	315,508	85,774
	APPLIED MATERIALS INC COM	17,533	4,506
	APPLOVIN CORP COM CL A COM CL A	13,705	9,235
	ARCBEST CORP COM USD0.01	15,988	1,186
	ARCELORMITTAL NPV	12,600	578
	ARCHER-DANIELS-MIDLAND CO COM	44,300	2,547
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER	12,695	2,052
	ARISTA NETWORKS INC COM NEW	111,000	14,544
	ARMSTRONG WORLD INDS INC NEW COM STK	5,442	1,040
	ARTISAN PARTNERS ASSET MGMT INC CL A CL A	29,989	1,222
	ASHTEAD GROUP ORD GBP0.10	14,700	1,006
	ASML HOLDING NV EUR0.09	3,200	3,463
	ATRICURE INC COM STK	36,661	1,450
	AUTONATION INC COM	3,661	756
	AVANTOR INC COM	315,000	3,610
	AVERY DENNISON CORP COM	5,882	1,070
	AVIENT CORPORATION	22,945	717
	AVIVA ORD GBP0.328947368	125,300	1,153
	AVNET INC COM	17,782	855
	AXALTA COATING SYSTEMS LTD COM USD1.00	31,376	1,014
	BAKER HUGHES CO	134,500	6,125
	BALCHEM CORP COM	6,771	1,038
	BANK MARIN BANCORP COM STK	28,105	731
	BANK NEW YORK MELLON CORP COM STK	81,200	9,427
	BANK OF AMERICA CORP	143,257	7,879
	BARRATT REDROW PLC	117,700	603
	BASF - ORD SHS COMSTK	15,000	783
	BAXTER INTL INC COM	156,300	2,987
	BEAZLEY PLC (UK) ORD GBP0.05	26,600	298
	BECTON DICKINSON & CO COM	35,608	6,910
	BETA TECHNOLOGIES INC CL A COM CL A COM	21,939	619
	BHP GROUP LIMITED	7,500	228
	BILLIONTOONE INC CL A CL A	4,038	330
	BIOGEN INC COMMON STOCK	7,842	1,380
	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	42,300	2,514
	BIO-TECHNE CORP COM	21,408	1,259
	BLACKBAUD INC COM	40,019	2,534
	BLACKLINE INC COM	27,343	1,512
	BLOCK INC	347,444	22,615
	BLOOM ENERGY CORP CL A CL A	20,701	1,799
	BLUE BIRD CORP COM	20,282	953
	BOEING CO COM USD5.00	64,765	14,062
	BOISE CASCADE CO COM	14,409	1,061
	BOLIDEN AB NPV	18,100	1,012
	BOOKING HLDGS INC COM	3,506	18,776
	BOOT BARN HLDGS INC COM	9,441	1,666
	BORG WARNER INC COM	20,440	921
	BOWMAN CONSULTING GROUP LTD COM	8,998	297
	BP ORD USD0.25	238,000	1,385
	BRAZE INC CL A CL A	46,160	1,583
	BRIDGEBIO PHARMA INC COM	21,118	1,615
	BRIDGEWATER BANCSHARES INC COM	38,369	673
	BRIGHTSPRING HEALTH SVCS INC COM	46,758	1,751
	BRIGHTVIEW HLDGS INC COM	85,665	1,085
	BRISTOL MYERS SQUIBB CO COM	60,981	3,289
	BROADCOM INC COM	137,569	47,613
	BROOKFIELD CORP VTG SHS CL A	83,800	3,846
	BRUKER CORP	18,335	864
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	BULLISH ORD SHS USD0.002	14,838	562
	BUNZL PLC ORD GBP0.32142857	16,700	466
	CALIX NETWORKS INC COMMON STOCK	11,570	612
	CALLAWAY GOLF COMPANY	120,818	1,410
	CANON INC NPV	24,600	727
	CAPGEMINI EUR8	9,700	1,621
	CAPITAL ONE FINL CORP COM	32,397	7,852
	CARDINAL HLTH INC	2,083	428
	CARDINAL INFRASTRUCTURE GROUP INC COM USD0.0001 CL A	46,793	1,131
	CARRIER GLOBAL CORPORATION COM USD0.01 WI	44,700	2,362
	CBIZ INC COM	68,498	3,456
	CCL INDUSTRIES INC CLASS'B'NON VTG COM NPV	18,600	1,176
	CDN NATL RAILWAYS COM NPV	13,400	1,327
	CELANESE CORP DEL COM STK	44,400	1,877
	CELCUITY INC COM	7,778	776
	CELSIUS HLDGS INC COM NEW COM NEW	24,214	1,108
	CENTRAL GARDEN & PET CO COM	12,473	401
	CF INDS HLDGS INC COM	60,175	4,654
	CG ONCOLOGY INC COM	16,155	671
	CHARTER COMMUNICATIONS INC NEW CL A CL A	39,600	8,267
	CHECK PT SOFTWARE TECHNOLOGIES ORDILS.01	6,000	1,113
	CHEFS' WAREHOUSE HOLDINGS IN	24,039	1,498
	CHESAPEAKE UTILS CORP COM	8,326	1,039
	CHEVRON CORP COM	24,129	3,678
	CHIPOTLE MEXICAN GRILL INC COM STK	158,382	5,860
	CHOICE HOTELS INTL INC COM	13,516	1,288
	CHUBB LTD ORD CHF24.15	21,325	6,656
	CIE DE ST-GOBAIN EUR4	11,400	1,164
	CIENA CORP COM NEW	21,500	5,028
	CITIGROUP INC COM NEW COM NEW	82,654	9,645
	CIVISTA BANCSHARES INC COM NO PAR COM NOPAR	30,370	675
	CK ASSET HOLDINGS LTD	145,300	734
	CK HUTCHISON HLDGS HKD1	223,000	1,517
	COGNIZANT TECH SOLUTIONS CORP CL A	49,300	4,092
	COLGATE-PALMOLIVE CO COM	78,193	6,179
	COLUMBIA SPORTSWEAR CO COM	13,536	746
	COMCAST CORP NEW-CL A	389,320	11,637
	COMMVAULT SYS INC COM STK	13,679	1,715
	COMP.FIN.RICHEMONT CHF1 (REGD)	7,100	1,542
	CONAGRA BRANDS INC COM USD5	53,194	921
	CONOCOPHILLIPS COM	96,897	9,071
	CONSTRUCTION PARTNERS INC CL A CL A	12,531	1,360
	COREBRIDGE FINL INC COM	45,648	1,377
	COUPANG INC	232,363	5,481
	CRANE NXT CO COM USD1.00	20,285	955
	CREDO TECHNOLOGY GROUP HOLDING LTD	20,251	2,914
	CSW INDUSTRIALS INC COM	6,039	1,773
	CSX CORP COM STK	132,935	4,819
	CTS EVENTIM AG & C NPV	7,100	655
	CUMMINS INC	2,465	1,258
	CVS HEALTH CORP COM	255,081	20,243
	CYTOKINETICS INC COMMON STOCK	8,950	569
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	DAI NIPPON PRINTNG NPV	26,300	452
	DAIKIN INDUSTRIES NPV	6,000	769
	DANAHER CORP COM	23,479	5,375
	DATADOG INC COM USD0.00001 CL A	51,268	6,972
	DBS GROUP HLDGS NPV	50,100	2,196
	DCC ORD EUR0.25 (CDI)	21,190	1,320
	DENALI THERAPEUTICS INC COM	34,108	563
	DEUTSCHE BOERSE AG NPV(REGD)	5,800	1,524
	DEUTSCHE POST AG NPV(REGD)	23,300	1,279
	DIANTHUS THERAPEUTICS INC COM	14,283	589
	DNB ASA NOK	74,400	2,076
	DOMINION ENERGY INC COM STK NPV	75,335	4,414
	DONNELLEY FINL SOLUTIONS INC COM	56,529	2,639
	DOORDASH INC CL A COM USD0.00001 CLASS A	30,500	6,908
	DORMAN PRODS INC COM	20,803	2,563
	DOVER CORP COM USD1.00	7,373	1,440
	DUCOMMUN INC DEL COM	12,665	1,205
	DUTCH BROS INC CL A CL A	26,511	1,623
	D-WAVE QUANTUM INC COM	21,457	561
	EAGLE BANCORP INC MD COM	32,359	693
	EDENRED EUR2	42,009	933
	EDGEWISE THERAPEUTICS INC COM USD0.0001	11,253	279
	ELANCO ANIMAL HEALTH INC COM	243,500	5,510
	ELEMENT SOLUTION INC COM	87,345	2,183
	ELEVANCE HEALTH INC	20,972	7,352
	ELI LILLY & CO COM NPV	19,218	20,653
	ENOVIS CORPORATION COM USD0.001	22,373	596
	ENPRO INC	6,091	1,304
	ENTEGRIS INC COM	102,775	8,659
	ENVISTA HLDGS CORP COM	84,214	1,828
	EOG RESOURCES INC COM	21,755	2,284
	EPLUS INC COM	25,202	2,210
	EQT CORP COM	25,410	1,362
	EQUIFAX INC COM	12,332	2,676
	EQUITABLE HLDGS INC COM	123,471	5,883
	ESAB CORPORATION COM USD0.001 WI	7,536	842
	ESCO TECHNOLOGIES INC	6,519	1,274
	ESSITY AB SER'B'NPV	44,000	1,266
	EUROFINS SCIENTIFI EUR0.01	18,100	1,326
	EVERUS CONSTR GROUP INC COM	14,396	1,232
	EXOR NV EUR0.01	4,100	349
	EXPAND ENERGY CORP	30,371	3,352
	EXPONENT INC COM STK	9,980	693
	EXTREME NETWORKS INC COM	55,930	931
	EXXON MOBIL CORP COM	45,541	5,480
	FABRINET COM USD0.01	27,026	12,304
	FAIRFAX FINL HLDGS SUB-VTG COM NPV	800	1,527
	FANUC CORP NPV	29,900	1,161
	FDJ UNITED EUR0.40 144A	8,400	233
	FEDERATED HERMES INC COM NPV CLASS B	18,989	989
	FEDEX CORP COM	46,900	13,548
*	FIDELITY NATL INFORMATION SVCS INC COM STK	133,600	8,879
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	FIGURE TECHNOLOGY SOLUTIONS INC CL A CL A	10,468	428
	FINNING INTL INC COM NPV	18,200	987
	FIRST ADVANTAGE CORP NEW COM	66,352	964
	FIRST BANCORP N C COM	26,157	1,329
	FIRST BANCORP P R COM NEW COM NEW	50,601	1,049
	FIRST CTZNS BANCSHARES INC CL A CL A	300	644
	FISERV INC COM	154,125	10,353
	FLAGSTAR BANK NA	78,934	994
	FORMFACTOR INC COM STK	15,307	854
	FORTIVE CORP COM MON STOCK	203,560	11,239
	FOX CORP CL A CL A	18,778	1,372
	FOX CORP CL B CL B	42,500	2,760
	FRANKLIN COVEY CO COM	56,708	952
	FRONTDOOR INC COM	43,103	2,487
	FTAI INFRASTRUCTURE INC COM	248,715	1,147
	FTI CONSULTING INC COM	10,301	1,760
	FUJITSU NPV	78,100	2,157
	FULLER H B CO COM	14,857	883
	GALLAGHER ARTHUR J & CO COM	1,900	492
	GE AEROSPACE	33,284	10,252
	GE HEALTHCARE TECHNOLOGIES INC COM	85,600	7,021
	GENEDX HOLDINGS CORP CL A NEW	4,286	557
	GENIUS SPORTS LTD COM NPV	101,363	1,117
	GIBRALTAR INDS INC COM	18,098	895
	GILEAD SCIENCES INC	82,200	10,089
	GLAUKOS CORP COM	16,892	1,907
	GLENCORE PLC ORD USD0.01	212,500	1,162
	GLOBAL PMTS INC COM	6,533	506
	GLOBUS MED INC CL A NEW COM STK	15,631	1,365
	GOLDMAN SACHS GROUP INC COM	5,100	4,483
	GRID DYNAMICS HOLDINGS INC COM USD0.0001CL A	101,223	914
	GSK PLC ORD GBP0.3125	53,000	1,301
	GUARDANT HEALTH INC COM	20,694	2,114
	GULFPORT ENERGY CORP COM USD0.01	3,714	772
	GXO LOGISTICS INC COM	22,637	1,192
	HA SUSTAINABLE INFRASTRUCTURE CAPITAL INC	45,248	1,422
	HALEON PLC ADR	435,176	4,400
	HALOZYME THERAPEUTICS INC COM	7,905	532
	HAMILTON LANE INC CL A CL A	13,035	1,751
	HARMONIC INC COM	105,534	1,044
	HEARTFLOW INC COM	20,831	607
	HEIDELBERG MATERIALS AG	7,700	2,017
	HERITAGE FINL CORP WASH COM	55,885	1,322
	HITACHI NPV	89,500	2,799
	HOME DEPOT INC COM	12,094	4,162
	HOMETRUST BANCSHARES INC COM	15,353	659
	HORACE MANN EDUCATORS CORP COM	26,188	1,209
	HOULIHAN LOKEY INC CL A CL A	5,295	922
	HOWMET AEROSPACE INC COM USD1.00 WI	65,541	13,437
	HP INC COM	110,100	2,453
	HUBSPOT INC COM	32,045	12,860
	HUMANA INC COM	33,682	8,627
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	HUNTINGTON BANCSHARES INC COM	276,754	4,802
	HURON CONSULTING GROUP INC COM STK	14,221	2,459
	ICU MED INC COM	4,899	699
	IDACORP INC COM	10,230	1,295
	IDEX CORP COM	3,300	587
	INCHCAPE ORD GBP0.10	75,700	783
	INCYTE CORP COM	37,000	3,654
	INDEPENDENT BK CORP MASS COM COM STK USD0.01	17,383	1,270
	INFINEON TECHNOLOG ORD NPV (REGD)	35,500	1,573
	INFORMA PLC (GB) ORD GBP0.001	46,900	558
	ING GROEP N.V. EUR0.01	58,800	1,658
	INGERSOLL RAND INC COM	57,106	4,524
	INSIGHT ENTERPRISES INC COM	22,250	1,813
	INTEGER HLDGS CORP COM	20,857	1,636
	INTEL CORP COM	70,859	2,615
	INTERPARFUMS INC	37,783	3,205
	INTL FLAVORS & FRAGRANCES INC COM	74,300	5,007
	INTL PAPER CO COM	146,302	5,763
	INTUIT COM	34,894	23,114
	INTUITIVE SURGICAL INC COM NEW STK	35,303	19,994
	IONQ INC COM	14,399	646
	IPG PHOTONICS CORP COM	14,657	1,049
	ITT INC COM	7,585	1,316
	J & J SNACK FOODS CORP COM STK NPV	4,662	421
	JBT MAREL CORPORATION	9,238	1,392
	JFROG LTD COM	21,902	1,368
	JOHNSON & JOHNSON COM USD1	10,895	2,255
	JOHNSON CTLS INTL PLC COM USD0.01	144,100	17,256
	JPMORGAN CHASE & CO COM	28,213	9,091
	JULIUS BAER GRUPPE CHF0.02 (REGD)	13,500	1,063
	KADANT INC COM	3,287	937
	KARMAN HLDGS INC COM	13,535	990
	KBC GROEP NV NPV	11,600	1,516
	KENVUE INC COM	200,202	3,453
	KESTRA MEDICAL TECHNOLOGIES LTD COM USD1	25,491	676
	KEURIG DR PEPPER INC COM	10,747	301
	KIMBERLY-CLARK CORP COM	37,066	3,740
	KINDER MORGAN INC DEL COM	11,900	327
	KINGFISHER ORD GBP0.157142857	148,300	624
	KIRBY CORP COM	24,947	2,749
	KLAVIYO INC COM SER A COM SER A	43,910	1,426
	KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01	23,413	1,224
	KOMATSU NPV	24,800	791
	KONINKLIJKE PHILIP EUR0.20	22,458	613
	KRATOS DEFENSE & SECURITY SOLUTIONS INC	23,794	1,806
	KYMERA THERAPEUTICS INC COM	9,757	759
	KYOCERA CORP NPV	71,900	1,008
*	L3HARRIS TECHNOLOGIES INC COM	5,803,432	1,703,714
	LANDSTAR SYS INC COM	11,759	1,690
	LAS VEGAS SANDS CORP COM STK	92,384	6,013
	LATTICE SEMICONDUCTOR CORP COM	96,745	7,118
	LAUREATE ED INC COM CL A	44,269	1,491
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	LEGAL & GENERAL GP ORD GBP0.025	321,000	1,131
	LEGENCE CORP CL A CL A	16,321	702
	LEMAITRE VASCULAR INC COM STK	4,761	386
	LINDE PLC	2,100	895
	LLOYDS BANKING GP ORD GBP0.1	1,870,300	2,471
	LOAR HOLDINGS INC COM	14,041	955
	LOEWS CORP COM	55,228	5,816
	LPL FINL HLDGS INC COM	10,900	3,893
	LUMENTUM HLDGS INC COM	2,887	1,064
	LUMEXA IMAGING HLDGS INC COM	36,110	668
	LYONDELLBASELL IND N V COM USD0.01 CL 'A'	44,400	1,923
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC COM STK	8,477	1,452
	MACQUARIE GP LTD NPV	7,700	1,043
	MAGNOLIA OIL & GAS CORP CL A CL A	56,998	1,248
	MAGNUM ICE CREAM C ORD EUR3.50 (DI)	3,025	48
	MAREX GROUP PLC COM USD0.001241	32,794	1,258
	MASTERCARD INCORPORATED COM USD0.0001 CLASS A	49,950	28,515
	MATADOR RES CO COM	31,681	1,345
	MATTEL INC COM STOCK 1.00 PAR	93,293	1,851
	MCGRATH RENTCORP COM	19,276	2,023
	MEDTRONIC PLC COMMON STOCK STOCK	64,857	6,230
	MERCK & CO INC NEW COM	41,173	4,334
	MERCK KGAA NPV	10,300	1,483
	MERIT MED SYS INC COM	19,831	1,748
	MESA LABS INC COM	5,703	448
	META PLATFORMS INC COM USD0.000006 CL 'A'	71,029	46,886
	METHANEX CORP COM STK	27,550	1,094
	METLIFE INC COM STK USD0.01	288,884	22,805
	MICROCHIP TECHNOLOGY INC COM	17,300	1,102
	MICROSOFT CORP COM	256,235	123,920
	MID PENN BANCORP INC COM	25,014	776
	MIDDLEBY CORP COM	8,941	1,329
	MINERALYS THERAPEUTICS INC COM	15,562	565
	MODINE MFG CO COM STK	12,861	1,717
	MOLSON COORS BEVERAGE COMPANY COM USD0.01 CLASS B	59,000	2,754
	MONGODB INC CL A CL A	17,325	7,271
	MONTROSE ENVIRONMENTAL GROUP INC COM	40,572	1,007
	MOOG INC CL A	10,683	2,602
	MORGAN STANLEY COM STK USD0.01	5,231	929
	NATERA INC COM	39,971	9,157
	NATIONAL RESH CORP COM NEW CL A	44,317	832
	NATIONAL VISION HLDGS INC COM	51,385	1,327
	NCR ATLEOS CORPORATION COM USD0.01 WI	30,046	1,145
	NEPTUNE INS HLDGS INC CL A CL A	24,774	722
	NESTLE SA	21,300	2,117
	NETFLIX INC COM STK	112,149	10,515
	NETSKOPE INC CL A CL A	17,785	312
	NEUROCRINE BIOSCIENCES INC COM	17,551	2,489
	NEWAMSTERDAM PHARMA CO NV ORD	13,151	461
	NEWS CORP COM CL A	189,539	4,951
	NEXGEN ENERGY LTD COMSTK	86,020	791
	NEXTERA ENERGY INC COM	48,587	3,901
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	NEXTPOWER INC	16,393	1,428
	NICOLET BANKSHARES INC COM	9,347	1,134
	NINTENDO CO LTD NPV	9,500	642
	NIQ GLOBAL INTELLIGENCE PLC ORD USD 0.00001	65,175	1,075
	NOMAD FOODS LIMITED COMMON STOCK	40,099	502
	NOMURA HOLDINGS NPV	78,100	648
	NORFOLK SOUTHN CORP COM	37,555	10,843
	NORTHERN OIL & GAS INC COM NEW	40,063	860
	NORTHROP GRUMMAN CORP COM	12,643	7,209
	NOVANTA INC NOVANTA INC	8,562	1,019
	NOVARTIS AG CHF0.49 (REGD)	11,300	1,563
	NOVO NORDISK A/S SER'B'DKK0.1	12,500	639
	NUVALENT INC CL A CL A	8,136	818
	NVIDIA CORP COM	565,592	105,483
	NXP SEMICONDUCTORS N V COM STK	31,819	6,907
	OCCIDENTAL PETROLEUM CORP	226,912	9,331
	OCULAR THERAPEUTIX INC COM	47,398	575
	O-I GLASS INC COM	96,322	1,422
	OLYMPUS CORP NPV	75,600	957
	ONE GAS INC COM	20,853	1,611
	OPENLANE INC	41,263	1,229
	ORIX CORP NPV	82,300	2,391
	OXFORD INDS INC COM	19,531	668
	PALVELLA THERAPEUTICS INC NEW COM	4,692	491
	PANASONIC HOLDINGS CORP NPV	109,200	1,410
	PATRICK INDS INC COM	6,266	679
	PEARSON ORD GBP0.25	60,245	851
	PEDIATRIX MEDICAL GROUP INC	35,965	769
	PENGUIN SOLUTIONS INC DEL COM	56,372	1,103
	PERMIAN RES CORP CL A	4,468	63
	PERSIMMON ORD GBP0.10	33,400	610
	PHILIP MORRIS INTL COM STK NPV	35,572	5,706
	PHILLIPS 66 COM	6,523	842
	PJT PARTNERS INC COM CL A COM CL A	12,493	2,089
	PLEXUS CORP COM	12,206	1,794
	PORTILLOS INC CL A COM CL A COM	99,513	452
	POWER INTEGRATIONS INC COM	17,668	628
	PRESTIGE CONSUMER HEALTHCARE INC COM	28,687	1,770
	PRIMORIS SVCS CORP COM	13,503	1,676
	PROCEPT BIOROBOTICS CORP COM	34,884	1,097
	PROCTER & GAMBLE COM NPV	38,841	5,566
	PROSUS N.V. EUR0.05 (N SHARES)	28,600	1,775
	PURSUIT ATTRACTIONS AND HOSPITALITY INC COM USD1.5	24,976	841
	QUALCOMM INC COM	56,849	9,724
	QUALYS INC COM USD0.001	16,430	2,184
	RAKUTEN GROUP INC NPV	127,100	814
	RALLIANT CORP COM USD0.01 WI	66,011	3,361
	RAMBUS INC DEL COM	18,273	1,679
	RAPPORT THERAPEUTICS INC COM	13,625	413
	RECKITT BENCK GRP ORD GBP0.10	18,300	1,477
	REGENERON PHARMACEUTICALS INC COM	13,250	10,227
	RENESAS ELECTRONICS CORPORATION NPV	65,600	896
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	REPLIGEN CORP COM STK USD0.01	10,044	1,646
	REXEL EUR5	10,800	426
	RH COM	4,920	881
	RHYTHM PHARMACEUTICALS INC COM	9,682	1,036
	RLI CORP COM	22,863	1,463
	ROBERT HALF INC COM USD0.001	39,804	1,081
	ROCHE HLDGS AG GENUSSCHEINE NPV	7,800	3,231
	ROCKET COS INC CL A CL A	118,000	2,284
	ROCKWELL AUTOMATION	8,865	3,449
	ROCKWOOL A/S SER'B'DKK1	7,500	266
	ROCKY BRANDS INC COM STK	24,933	731
	RTX CORPORATION COMSTK	118,500	21,733
	RUBRIK INC COM USD0.000025 CL A	14,885	1,138
	RUSH STREET INTERACTIVE INC COM USD0.0001 CL A	81,838	1,590
	RYANAIR HOLDINGS ORD EUR0.006	25,200	875
	S.W. AIRL CO COM	135,790	5,612
	SAIA INC COM STK	729	238
	SALESFORCE INC COM USD0.001	21,465	5,686
	SANOFI EUR2	35,589	3,457
	SANOFI SPONSORED ADR	198,376	9,613
	SANTOS LIMITED NPV	266,200	1,095
	SAP SE	10,000	2,447
	SBI HLDGS INC NPV	88,200	1,899
	SCHOLASTIC CORP COM	48,287	1,431
	SCHWAB CHARLES CORP COM NEW	310,276	31,000
	SEADRILL LIMITED	41,526	1,437
	SELECT WATER SOLUTIONS INC	121,636	1,280
	SELECTIVE INS GROUP INC COM	35,032	2,931
	SEMPRA COM	47,470	4,191
	SEMTECH CORP COM	27,057	1,994
	SENECA FOODS CORP NEW CL A	10,205	1,129
	SERVICENOW INC COM USD0.001	76,170	11,668
	SERVICETITAN INC CL A CL A	12,388	1,319
	SEVEN & I HOLDINGS NPV	132,100	1,897
	SHARKNINJA COM USD0.0001	15,641	1,750
	SHELL PLC ORD EUR0.07	40,800	1,504
	SHOPIFY INC CL A SUB VTG SHS SHOPIFY INC	8,100	1,304
	SIEMENS AG NPV(REGD)	31,023	8,713
	SILGAN HLDGS INC COM	54,600	2,204
	SIMPSON MFG INC COM	6,166	996
	SIMULATIONS PLUS INC COM	12,644	231
	SITC INTERNATIONAL HKD0.10	55,400	198
	SITIME CORP COM	4,739	1,674
	SKAND ENSKILDA BKN SER'A'NPV	75,200	1,591
	SLB LIMITED COM	66,053	2,535
	SMITH & NEPHEW PLC ORD USD0.20	38,200	636
	SMURFIT WESTROCK LTD	34,100	1,319
	SOCIETE GENERALE EUR1.25	45,100	3,640
	SODEXHO EUR4	9,000	462
	SONIC HEALTHCARE NPV	47,500	716
	SONY GROUP CORPORA NPV	121,900	3,129
	SOUTHERN CO COM STK	103,339	9,011
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	SOUTHSTATE BK CORP COM	7,128	671
	SPS COMM INC COM	7,940	708
	SPX TECHNOLOGIES INC COM	10,269	2,054
	STANLEY BLACK & DECKER INC COM	78,308	5,817
	STAR BULK CARRIERS CORP STAR BULK CARRIERS CORP	59,560	1,145
	STATE STR CORP COM	36,896	4,760
	STEPSTONE GROUP INC CL A CL A	21,154	1,357
	STIFEL FINL CORP COM	12,490	1,564
	STRATTEC SEC CORP COM	9,129	695
	STRYKER CORP	30,932	10,872
	STUBHUB HLDGS INC CL A CL A	43,786	592
	SUMITOMO MITSUI FINANCIAL GROUP NPV	83,400	2,682
	SUNCOR ENERGY INC COM NPV 'NEW'	20,800	924
	TAYLOR MORRISON HOME CORP COM USD0.00001	14,092	830
	TC ENERGY CORPORATION COM NPV	35,742	1,966
	TE CONNECTIVITY PLC COM USD0.01	39,434	8,972
	TECHNIPFMC PLC COM USD1	7,280	324
	TELEDYNE TECHNOLOGIES INC COM	5,988	3,058
	TELEPERFORMANCE SOCIETE EUROPEENNE	6,900	501
	TENARIS S.A. COMMON STOCK	56,100	1,088
	TEREX CORP NEW COM	12,139	648
	TERNS PHARMACEUTICALS INC COM	12,742	515
	TESCO ORD GBP0.0633333	235,900	1,402
	TEXAS CAP BANCSHARES INC DEL COM	12,493	1,131
	TEXAS INSTRUMENTS INC COM	23,338	4,049
	TEXAS ROADHOUSE INC COMMON STOCK	704	117
	THE CIGNA GROUP	60,684	16,702
	THE HARTFORD INSURANCE GROUP INC COM USD0.01	18,534	2,554
	THE MARZETTI COMPANY	2,701	444
	THERMO FISHER SCIENTIFIC INC COM USD1	4,719	2,734
	T-MOBILE US INC COM	28,246	5,735
	TOTALENERGIES SE	115,610	7,548
	TOTALENERGIES SE EUR2.5	17,970	1,176
	TOWER SEMICONDUCTOR LTD	2,815	331
	TOYOTA INDUSTRIES NPV	5,000	568
	TRADEWEB MKTS INC CL A CL A	68,300	7,345
	TRANSUNION COM	24,504	2,101
	TREVI THERAPEUTICS INC COM	54,398	681
	TRICO BANCSHARES COM STK	25,393	1,203
	TWFG INC CL A COM CL A COM	21,089	607
	TYSON FOODS INC CL A COM (DELAWARE)	60,972	3,574
	UFP TECHNOLOGIES INC COM	1,907	423
	UMB FINL CORP COM STK	15,433	1,775
	UNILEVER PLC ORD GBP0.035	21,066	1,377
	UNION PAC CORP COM	12,916	2,988
	UNITED PARCEL SVC INC CL B	40,550	4,022
	UNITEDHEALTH GROUP INC COM	75,672	24,980
	US BANCORP	116,815	6,233
	USA RARE EARTH INC COM	17,936	213
	V F CORP COM	121,400	2,195
	VEOLIA ENVIRONNEME EUR5	76,000	2,653
	VERA THERAPEUTICS INC CL A CL A	12,268	621
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
	VERRA MOBILITY CORP	66,563	1,492
	VIA TRANSN INC CL A CL A	10,546	306
	VIATRIS INC	357,116	4,446
	VIRIDIAN THERAPEUTICS INC COM	23,283	725
	VISA INC COM CL A STK	68,480	24,017
	VOYAGER TECHNOLOGIES INC CL A CL A	19,118	500
	WAFD INC COM STK USD1	37,972	1,216
	WALKER & DUNLOP INC COM .	17,778	1,069
	WALMART INC COM	23,227	2,588
	WALT DISNEY CO	40,869	4,650
	WD 40 CO COM STK	5,911	1,164
	WELLS FARGO & CO NEW COM STK	166,305	15,500
	WEX INC COM	2,940	438
	WHITEHAVEN COAL NPV	106,200	549
	WILLIAMS CO INC COM	32,670	1,964
	WILLIS TOWERS WATSON PLC COM USD0.000115	13,400	4,403
	WILLSCOT HOLDINGS CORPORATION COM	48,525	914
	WINGSTOP INC COM	5,135	1,225
	WINMARK CORP COM	3,481	1,410
	WINNEBAGO INDS INC COM	23,165	939
	WISE PLC CLS A ORD GBP0.01	49,300	591
	WORTHINGTON STL INC COMMON STOCK	42,972	1,488
	WSFS FINANCIAL CORP COM	21,683	1,198
	XCEL ENERGY INC COM	24,350	1,798
	XENON PHARMACEUTICALS INC COMMON STOCK	16,598	744
	YETI HLDGS INC COM	15,604	689
	ZALANDO SE NPV	43,700	1,301
	ZIMMER BIOMET HLDGS INC COM	130,067	11,696
	ZURN ELKAY WATER SOLUTIONS CORPORATION	34,468	1,602
	GAMING & LEISURE PPTYS INC COM	42,520	1,900
	RYMAN HOSPITALITY PPTYS INC COM	6,364	602
	STAG INDL INC COM	19,593	720
	WEYERHAEUSER CO COM	148,199	3,511
	POTLATCHDELTIC CORP MERGER RAYONIER INC 2756548 02-02-2026	20,194	803
	ACADIA RLTY TR COM	60,163	1,236
	AMERICAN HEALTHCARE REIT INC COM	20,920	984
	BROADSTONE NET LEASE INC COM USD0.00025	51,445	894
	COPT DEFENSE PROPERTIES COM STK USD0.01	52,130	1,449
	CUBESMART	7,764	280
	EQTY RESDNTL EFF 5/15/02	92,182	5,811
	INDEPENDENCE RLTY TR INC COM	81,420	1,423
	NATIONAL STORAGE AFFILIATES TR COM SHS BEN INT COM SHS BEN INT	15,780	445
	NETSTREIT CORP COM USD0.01	44,122	778
	RAYONIER INC REIT	103,469	2,241
	REXFORD INDL RLTY INC COM	72,761	2,817
	SBA COMMUNICATIONS CORP COM USD0.01 CL A	31,200	6,035
	SUN COMMUNITIES INC COM	51,851	6,425
	Partnerships:
	MFO LAZARD EMERGING WORLD INVESTORS LIMITED PARTNERSHIP	300,000	54,656
	Common Collective Trusts:
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - LENDING - TIER H	304,952	188,509
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US INDEX FUND-LENDING	3,992,740	116,289
See Report of Independent Registered Public Accounting Firm

(a) Party in Interest	(b) Identity of issue, borrower, lessor, or similar party and description	(c) Rate of interest, par value or number of shares/units	(e) Current value (in thousands)
*	MFB NT COLLECTIVE EXTENDED EQUITY MARKET INDEX FUND	450,609	654,504
*	MFB NT COLLECTIVE S&P 500 INDEX FUND - LENDING	105,941	2,835,978
	MFO BLACKROCK LIFEPATH INDEX 2030 FUND F	29,191,696	1,073,276
	MFO BLACKROCK LIFEPATH INDEX 2035 FUND F	22,222,264	840,024
	MFO BLACKROCK LIFEPATH INDEX 2040 FUND F	16,530,783	735,276
	MFO BLACKROCK LIFEPATH INDEX 2045 FUND F	17,774,797	783,357
	MFO BLACKROCK LIFEPATH INDEX 2050 FUND F	16,896,893	639,040
	MFO BLACKROCK LIFEPATH INDEX 2055 FUND F	8,305,103	414,619
	MFO BLACKROCK LIFEPATH INDEX 2060 FUND F	9,897,291	288,125
	MFO BLACKROCK LIFEPATH INDEX 2065 FUN D F	5,601,460	116,841
	MFO CF PRINCIPAL GLOBAL INVS COLLECTIVE INVT TR INTL EQUITY FD TIER III	1,199,419	149,292
	MFO LIFEPATH INDEX RETIREMENT FUND F	51,465,291	1,543,542
*	NT COLLECTIVE GOVT SHORT TERM INVT FD	47,861,060	47,861
	WF BLACKROCK SHORT TERM INVESTMENT FUND F	41,749,076	41,749
	MFO BLACKROCK INSTL TR CO NA INV FD FOR EMP BENEFIT TRS LIFEPATH INDEX 2070 FD F	654,739	7,889
	Registered Investment Companies:
*	MFO FIDELITY GLOBAL EX US INDEX FUND	12,243,731	228,468
*	MFO FIDELITY GROUP TR FOR EMPLOYEE BENEFIT PLAN GROWTH CO COMMINGLED POOL CL D	5,107,157	453,209
	MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD	3,132,051	3,132
	Municipal Bonds:
	CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	1,035,000	1,205
	CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	410,000	494
	IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2026 N/C	2,211,912	2,267
	NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	430,000	502
	NEW JERSEY ST TPK AUTH TPK REV 7.414% 01-01-2040 BEO TAXABLE	120,000	144
	Foreign Bonds:
	PEMEX PROJ FDG MASTER TR GTD BD 6.625% DUE 06-15-2035 REG	325,000	308
	PETRLEOS MEXICANOS 6.7% 02-16-2032	2,062,000	2,057
	PETROLEOS MEXICANOS BD 6.5% DUE 06-02-2041 REG	400,000	347
	PETROLEOS MEXICANOS GTD NT 7.69% DUE 01-23-2050 REG	3,375,000	3,025
	REPUBLIC OF COLOMBIA 7.375% 04-25-2030	475,000	502
	REPUBLIC OF COLOMBIA 7.75% 11-07-2036	600,000	625
	Participant-directed Brokerage Accounts:
*	Brokerage Link	1	1,078,335
	Investments, fair value		16,594,424
	Synthetic Guaranteed Investment Contracts, at Contract Value:
	Metropolitan Tower Life Ins. Co.	3.25%	246,755
	Transamerica Life Ins. Co.	3.27%	247,203
	Pacific Life Ins. Co.	3.34%	247,860
	Prudential Ins. Co. of America	3.27%	247,536
	American General Life Ins. Co.	3.25%	247,463
	Synthetic guaranteed investment contracts, at contract value		1,236,816
*	Notes receivable from participants(1)		147,102
	TOTAL		$17,978,342
Note: Column (d), Cost, has been omitted because all investments are participant-directed.
*    Party-in-interest to the Plan
(1) Consists of participant loans with interest rates ranging from 4.25% to 9.50%, maturing through November 2049.
See Report of Independent Registered Public Accounting Firm

L3Harris Retirement Savings Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions for the Year Ended
December 31, 2025

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price (in thousands)	(d) Selling Price (in thousands)	(g) Cost of Asset (in Thousands)	(h) Current Value of Asset on Transaction Date (in thousands)	(i) Net Gain or (Loss) (in thousands)
Northern Trust	MFB NT Collective S&P 500 Index - Lending Purchases	$509,469	$—	$509,469	$509,469	$—
Northern Trust	MFB NT Collective S&P 500 Index - Lending Sales	—	680,417	514,005	680,417	166,412
Northern Trust	NT Collective Govt Short Term Invt FD Purchases	852,221	—	852,221	852,221	—
Northern Trust	NT Collective Govt Short Term Invt FD Sales	—	841,157	841,157	841,157	—
Note: Columns (e) and (f) are not applicable

See Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Weaver and Tidwell, LLP

See Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

L3Harris Retirement Savings Plan, by L3Harris Employee Benefits Committee, as Plan Administrator

By:	/s/ Natalie Lee
Title:	Natalie Lee, Chair
Date: June 29, 2026

See Report of Independent Registered Public Accounting Firm